UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           MAXIM PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)

                                   57772MI07
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                                 (CUSIP Number)


      Todd J. Emmerman, Esq., c/o Rosenman & Colin LLP, 575 Madison Avenue,
                            New York, New York 10022
                                 (212) 940-8873
 ------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices)

                                 July 10, 1998
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             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 ----------
 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 57772MI07                                            Page   of   Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person


Clearwater Fund IV, LLC
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2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds

      WC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      Delaware
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                  7     Sole Voting Power
  Number of
   Shares               332,000 Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting                   0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        332,000 Shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                              0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      332,000 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      3.25%
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14    Type of Reporting Person

      OO
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                     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 57772MI07                                          Page   of   Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person


      Clearwater Offshore Fund Ltd.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Bahamas
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                  7     Sole Voting Power
  Number of
   Shares                     0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting                   0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                              0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                              0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      0
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 1 is being filed pursuant to Rule 13-d(2) promulgated under the Exchange Act of 1934 (the "Exchange Act") and amends the Schedule 13D previously filed by the Reporting Persons as of April 22, 1998. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated to read as follows:

            (a)-(b)

            Clearwater LLC beneficially owns 322,000 shares of the Company's Common Stock (comprising approximately 3.25% of the outstanding Common Stock of the Company, based on information contained in the Company's Report on Form 10-Q filed as of August 13, 1999). Clearwater LLC has the sole power to vote and dispose of all such shares.

            (c) Between July 8, 1998 and January 19, 1999, Clearwater Offshore sold an aggregate of 200,183 shares of the Company's Common Stock in open market transactions at prices ranging between $14.0850 and $20.0335 per share.

                  Between January 20, 1999 and July 16, 1999, Clearwater LLC
            sold an aggregate of 497,000 shares of the Company's Common Stock in open market transactions at prices ranging between $9.46 and $14.67 per share.

            (d) Not applicable.

            (e) Clearwater Offshore no longer beneficially owns any shares of the Company's Common Stock. On January 19, 1999, Clearwater Offshore ceased to be the beneficial owner of more than five percent of the Company's Common Stock.

                  On June 30, 1999 Clearwater IV ceased to be the beneficial owner of more than five percent of the Company's Common Stock.

                                    SIGNATURE

                  After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

            Dated: September 13, 1999

                                  CLEARWATER FUND IV, LLC


                                  /s/    Hans Frederic Heye
                                  --------------------------------------
                                  By:    Hans Frederic Heye
                                  Title: Managing Member

                                  CLEARWATER OFFSHORE FUND LTD.

                                  By: Manning Consultant Ltd., Director

                                  By: Falkirk, S.A., its attorney-in-fact


                                  /s/ Carol Goodwin
                                  --------------------------------------
                                  By:    Carol Goodwin
                                  Title: Director